Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2024-USNCH23375 Registration Statement Nos. 333-270327 and 333-270327-01 Dated August 27, 2024; Filed pursuant to Rule 433

Trigger PLUS Securities with Auto-Callable Feature Based Upon the Performance of Shares of the VanEck® Semiconductor ETF Due September 3, 2026
Principal at Risk Securities

This document provides a summary of the terms of the securities.  Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Shares of the VanEck® Semiconductor ETF (ticker symbol: “SMH”) (the “underlying share issuer” or the “ETF”)
Stated principal amount:	$1,000 per security
Pricing date:	August 30, 2024
Issue date:	September 5, 2024
Maturity date:	September 3, 2026
Valuation dates:	Expected to be September 8, 2025 (the “interim valuation date”) and August 31, 2026 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or certain market disruption events occur with respect to the underlying shares
Automatic early redemption:	If, on the interim valuation date, the closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed on the third business day following the interim valuation date for an amount in cash per security equal to $1,000 plus the interim redemption premium. If the securities are automatically redeemed following the interim valuation date, they will cease to be outstanding.
Interim redemption premium:	21.10% of the stated principal amount
Payment at maturity[1]:

If the securities have not previously been redeemed, you will receive at maturity, for each $1,000 stated principal amount security you then hold, an amount in cash equal to:

• If the final share price is greater than or equal to the initial share price:
$1,000 + the leveraged return amount

• If the final share price is less than the initial share price but greater than or equal to the trigger price:
$1,000

• If the final share price is less than the trigger price:
$1,000 + ($1,000 x the index return)

If the securities are not automatically redeemed prior to maturity and the closing price of the underlying shares on the final valuation date is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $750 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion or all of your investment.

Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final valuation date
Trigger price:	75% of the initial share price

Index return:	(i) The final share price minus the initial share price, divided by (ii) the initial share price
Leveraged return amount:	$1,000 × the index return x the leverage factor
Leverage factor:	125%
CUSIP/ISIN:	17332MY32 / US17332MY326
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/200245/000095010324012676/ dp217137_424b2-us2408963d.htm

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Change in Underlying	Return on Securities
+50.00%	62.50%
+40.00%	50.00%
+30.00%	37.50%
+20.00%	25.00%
+10.00%	12.50%
+5.00%	6.25%
0.00%	0.00%
-10.00%	0.00%
-20.00%	0.00%
-25.00%	0.00%
-26.00%	-26.00%
-30.00%	-30.00%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%
[1]All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $911.00 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement.  Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.
•	The trigger feature of the securities exposes you to particular risks.
•	The securities do not pay interest.
•	The term of the securities may be as short as approximately one year.
•	Investing in the securities is not equivalent to investing in the underlying shares.
•	Your return on the securities depends on the closing price of the underlying shares on the valuation dates.
•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.
•	The estimated value of the securities was determined for Citigroup Global Markets Holdings Inc. by its affiliate using proprietary pricing models.
•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Markets Holdings Inc.’s secondary market rate.
•	The estimated value of the securities is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you in the secondary market.
•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment.
•	The VanEck® Semiconductor ETF is subject to risks associated with the semiconductor production and equipment sector.
•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.
•	Citigroup Global Markets Holdings Inc.’s offering of the securities does not constitute a recommendation of the underlying shares.
•	The price of the underlying shares may be adversely affected by Citigroup Global Markets Holdings Inc.’s or its affiliates’ hedging and other trading activities.
•	Citigroup Global Markets Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Markets Holdings Inc.’s affiliates.
•	The price and performance of the underlying shares may not completely track the performance of its underlying index or the net asset value per share of the underlying share issuer.
•	Even if the underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement.
•	The securities will not be adjusted for all events that could affect the price of the underlying shares.
•	The securities may become linked to shares of an issuer other than the original underlying share issuer upon the occurrence of a reorganization event or upon the delisting of the underlying shares.
•	The calculation agent, which is an affiliate of Citigroup Global Markets Holdings Inc., will make important determinations with respect to the securities.
•	Changes made by the investment adviser to the underlying share issuer or by the sponsor of the index underlying the underlying shares may adversely affect the underlying shares.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.